June 3, 2008

Mail Stop 4561

Mr. Robert E. Bowers
Chief Financial Officer
Piedmont Office Realty Trust, Inc.
6200 The corners Parkway Ste. 500
Norcross, GA 30092

        RE: **Piedmont Office Realty Trust, Inc.**
                Form 10-K for the period ended December 31, 2007
                Filed March 26, 2008
                File No. 0-25739

Dear Mr. Bowers:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief